As filed with the Securities and Exchange Commission on May 8, 2017

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
 ______________________________________

Advanced Emissions Solutions, Inc.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

Common Stock, $0.001 par value
(Title of Class of Securities)

00770C101
(CUSIP Number of Class of Securities)

Ted Sanders General Counsel 640 Plaza Drive, Suite 270 Highlands Ranch CO 80129 (720) 598-3500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies of all communications, including communications sent to agent for service, should be sent to:
Garth B. Jensen
Steven D. Miller
Sherman & Howard L.L.C.
633 17th St., Ste. 3000
Denver, Colorado 80202
Telephone: (303) 297-2900
Facsimile: (303) 298-0940

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$9,990,000	$1,158**
*Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 925,000 shares of common stock at the maximum tender offer price of $10.80 per share.

**The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $115.90 per $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which     the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

Introduction
This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Advanced Emissions Solutions, Inc., a Delaware corporation (“ADES” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 925,000 shares (the “Shares”) of its common stock, $0.001 par value per share (“Common Stock”), or such lesser number of Shares as is properly tendered and not properly withdrawn, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 8, 2017 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer. This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Exchange Act.
All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.
Item 1. Summary term sheet.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject company information.
(a)The name of the issuer is Advanced Emissions Solutions, Inc. The address of its principal executive office is 640 Plaza Drive, Suite 270, Highlands Ranch, CO 80129 and its telephone number is (720) 598-3500. ADES is a Delaware corporation.
(b)This Schedule TO relates to the Shares of ADES. As of May 1, 2017 there were 22,294,573 shares of Common Stock outstanding. The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
(c)The information set forth in Section 8 (“Price Range of the Shares”) of the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and background of filing person.
(a)ADES is the filing person and subject company. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the transaction.
(a)(1)(i)    The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Terms of the Offer”) is incorporated herein by reference.
(a)(1)(ii)    The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Terms of the Offer”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
(a)(1)(iii)    The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 1 (“Terms of the Offer”), Section 3 (“Procedures for Tendering Shares”) and Section 15 (“Extension of the Tender Offer; Termination; Amendment”) is incorporated herein by reference.
(a)(1)(iv)    Not applicable.
(a)(1)(v)     The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 15 (“Extension of the Tender Offer; Termination; Amendment”) is incorporated herein by reference.
(a)(1)(vi)    The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) is incorporated herein by reference.
(a)(1)(vii)     The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) is incorporated herein by reference.
(a)(1)(viii)    The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.

(a)(1)(ix)     The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 1 (“Terms of the Offer”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.
(a)(1)(x)     The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is incorporated herein by reference.
(a)(1)(xi)    The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is incorporated herein by reference.
(a)(1)(xii)     The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 14 (“Certain Material U.S. Federal Income Tax Consequences of the Offer to U.S. Holders”) is incorporated herein by reference.
(a)(2)(i-vii)     Not applicable.
(b)         The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) and Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 5. Past contacts, transactions, negotiations and agreements.
(a)The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) and Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 6. Purposes of the transaction and plans or proposals.
(a)The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is incorporated herein by reference.
(b)The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) of the Offer to Purchase is incorporated herein by reference.
(c)(1-10)    The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”), Section 9 (“Source and Amount of Funds”) and Section 10 (“Information About the Company”) is incorporated herein by reference.
Item 7. Source and amount of funds or other consideration.
(a), (b) and (d)    The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”), Section 7 (“Conditions of the Tender Offer”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
Item 8. Interest in securities of the subject company.
(a) and (b)    The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/assets, retained, employed, compensated or used.
(a)The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.
Item 10. Financial statements.
(a) and (b)     The information set forth in (i) Section 10 (“Information About the Company”) of the Offer to Purchase, (ii) the disclosures set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto, each of which can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (and are incorporated by reference into the Offer to Purchase) and (iii) the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (and is incorporated by reference into the Offer to Purchase), is incorporated herein by reference.

Item 11. Additional information.
(a)(1)    The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) and Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
(a)(2)     The information set forth in Section 13 (“Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.
(a)(3)     The information set forth in Section 13 (“Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.
(a)(4)    The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) of the Offer to Purchase is incorporated herein by reference.
(a)(5)    None.
(b)     The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients.
(a)(1)(F)	Letter to Stockholders.
(a)(5)(A)	Press Release issued by ADES on May 8, 2017.

Item 13. Information required by schedule 13E-3.
Not applicable.

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Advanced Emissions Solutions, Inc.

By:	/s/ L. Heath Sampson
Name:	L. Heath Sampson
Title:	President, Chief Executive Officer and Treasurer

Date: May 8, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients.
(a)(1)(F)	Letter to Stockholders.
(a)(5)(A)	Press Release issued by ADES on May 8, 2017.